United States securities and exchange commission logo





                               October 7, 2021

       Ian Robertson
       Chief Executive Officer
       Northern Genesis Acquisition Corp. II
       4801 Main Street, Suite 1000
       Kansas City, MO 64112

                                                        Re: Northern Genesis
Acquisition Corp. II
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed September 23,
2021
                                                            File No. 333-257647

       Dear Mr. Robertson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       References to our prior comments refer to our letter dated September 16, 2021.

       Amendment No. 2 to Form S-4 filed September 23, 2021

       Autonomous Trucking Background & Benefits, page 169

   1. We note your response to prior comment 7 regarding the regulatory environment for autonomous
trucking. While you indicate 42 states allow some form of autonomous trucking under the L4
framework and that none of these states expressly require a human driver to be present,
it is still unclear whether the current regulatory environment in these states currently allow
for the express use of autonomous trucking without a human driver present. To the extent
you believe that uncertainty remains regarding the
                                                        commercialization of
your driverless platform with no human driver present, please discuss this
uncertainty both here and in your summary.
 Ian Robertson
FirstName  LastNameIan Robertson
Northern Genesis Acquisition Corp. II
Comapany
October    NameNorthern Genesis Acquisition Corp. II
        7, 2021
October
Page 2 7, 2021 Page 2
FirstName LastName
Beneficial Ownership of Securities, page 209

2. We note your response to prior comment 8 regarding your beneficial ownership and we reissue it. To the extent that your principal stockholders have investment committees or multiple natural persons making investment decisions on the behalf of their respective fund or fund groups, please identify such individuals.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Accounting Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Rebecca Taylor, Esq.